FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of June 30, 2010 and 2009 and for the three-month and six-month periods then ended

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Report on review of interim consolidated financial statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of June 30, 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three and six-month periods ended June 30, 2010 and 2009 and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. The financial statements of Minera Yanacocha S.R.L. as of June 30, 2010 and 2009, and for the six-month periods then ended were reviewed by other independent auditors, whose reports on review have been furnished to us. The Company’s investment in Minera Yanacocha S.R.L. amounted to US$880.4 million as of June 30, 2010 (US$746.1 million as of December 31, 2009) in the Company’s consolidated financial statements; in addition, the share in this entity’s net income amounted to US$133.9 million for the six-month period then ended (US$129.2 million for the six-month period ended June 30, 2009) and to US$62.9 million for the three-month period then ended (US$68.9 million for the three-month period ended June 30,2009). A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Report on review of interim consolidated financial statements (continued)

Based on our review and on the report of limited review from the other Minera Yanacocha S.R.L. independent auditors nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru,
July 27, 2010

Countersigned by:

Marco Antonio Zaldivar
C.P.C.C. Register No.12477

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheet
As of June 30, 2010 (unaudited) and December 31, 2009 (audited)

	Note	2010	2009
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	4	444,143	714,454

Trade accounts receivable, net		57,514	122,950

Embedded derivatives for concentrates sales		65	4,838

Derivative financial instruments	12	4,083	-

Other accounts receivable, net		17,630	14,346

Accounts receivable from affiliates	11(a)	94,581	21,866

Inventory, net		64,086	44,987

Current portion of prepaid taxes and expenses		29,521	14,368

Total current assets		711,623	937,809

Other long-term accounts receivable from affiliates	11(a)	1,676	-

Other long-term accounts receivable		1,488	1,457

Prepaid taxes and expenses		11,027	10,787

Investment in shares	5	1,254,646	1,126,167

Mining concessions and property, plant and equipment, net		437,419	351,784

Development costs, net		91,926	91,633

Deferred income tax and workers’ profit sharing asset	8(a)	253,011	261,877

Other assets		4,885	5,045

Total assets		2,767,701	2,786,559

	Note	2010	2009
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		79,454	58,233
Income tax payable		7,215	20,528
Other liabilities		60,116	87,125
Embedded derivatives for concentrates sales		499	292
Derivative financial instruments liability		-	1,468
Financial obligations	6(a)	2,026	79,452
Total current liabilities		149,310	247,098

Other long-term liabilities		108,740	102,053
Financial obligations	6(a)	25,932	150,555
Derivative financial instruments liability	12	422	5,375
Deferred income tax and workers’ profit sharing liability	8(a)	18,971	18,158
Total liabilities		303,375	523,239

Shareholders’ equity, net	7
Capital stock, net of treasury shares for US$62,622,000 in 2010 and 2009		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2010 and 2009		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		112,390	112,363
Other reserves		269	269
Retained earnings		1,200,810	1,011,077
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized, loss		57	(3,916)
		2,257,988	2,064,255
Minority interest		206,338	199,065
Total shareholders’ equity, net		2,464,326	2,263,320

Total liabilities and shareholders’ equity, net		2,767,701	2,786,559

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income (unaudited)
For the three and six-month periods ended June 30, 2010 and 2009

	Note	For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2010	2009	2010	2009
		US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	9	212,028	198,107	399,637	361,212
Royalty income	11(b)	13,357	14,560	27,484	28,426
Total income		225,385	212,667	427,121	389,638
Operating costs
Cost of sales, without considering depreciation nor amortization		78,612	65,786	148,684	122,726
Exploration in units in operation		22,114	16,821	40,448	28,785
Depreciation and amortization		16,952	17,532	33,511	35,479
Total operating costs		117,678	100,139	222,643	186,990
Gross income		107,707	112,528	204,478	202,648
Operating expenses
Overhead expense	10	28,350	19,055	38,953	35,762
Royalties		12,120	9,572	20,774	14,765
Exploration in non-operating areas		10,299	9,973	18,154	17,216
Sales expense		2,215	2,517	4,277	4,485
Total operating expenses		52,984	41,117	82,158	72,228
Operating income		54,723	71,411	122,320	130,420
Other income (expenses), net
Share in associated companies, net	5(b)	86,192	98,333	198,102	178,240
Interest incomes		775	1,104	4,470	2,585
Interest expenses		(1,709)	(4,389)	(4,195)	(9,232)
Loss from currency exchange difference, net		60	1,724	(694)	1,194
Other, net		303	(116)	3,467	1,535
Total other income, net		85,621	96,656	201,150	174,322
Income before workers´ profit sharing, income tax and minority interest		140,344	168,067	323,470	304,742
Provision for workers´ profit sharing	8(b)	(3,792)	(3,547)	(6,998)	(8,623)
Provision for income tax	8(b)	(17,799)	(17,044)	(33,474)	(39,106)
Net income		118,753	147,476	282,998	257,013
Net income attributable to minority interest		(7,869)	(13,089)	(16,933)	(22,336)
Net income attributable to Buenaventura		110,884	134,387	266,065	234,677
Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars		0.44	0.53	1.05	0.92
Weighted average number of shares outstanding (common and investment) considering stock split effect		254,442,328	254,442,328	254,442,328	254,442,328

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
For the six-month periods ended June 30, 2010 and 2009

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain (loss)	Total	Minority interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2009	253,759,664	750,540	2,019	225,978	53,007	269	517,583	(34,075)	16,280	1,531,601	197,391	1,728,992
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(5,089)	-	-	(5,089)	(19,892)	(24,981)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	(10,062)	(10,062)	(15,520)	(25,582)
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	230	230	-	230
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	(28,565)	(28,565)
Net income	-	-	-	-	-	-	234,677	-	-	234,677	22,336	257,013
Balance as of June 30, 2009	253,759,664	750,540	2,019	225,978	53,007	269	747,171	(34,075)	6,448	1,751,357	155,750	1,907,107

Balance as of January 1, 2010	253,759,664	750,540	2,019	225,978	112,363	269	1,011,077	(34,075)	(3,916)	2,064,255	199,065	2,263,320
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(76,332)	-	-	(76,332)	(27,994)	(104,326)
Net change in unrealized gain on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	3,830	3,830	2,935	6,765
Net change in unrealized gain on other investments	-	-	-	-	-	-	-	-	143	143	-	143
Expired dividends	-	-	-	-	27	-	-	-	-	27	-	27
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	-	15,399	15,399
Net income	-	-	-	-	-	-	266,065	-	-	266,065	16,933	282,998

Balance as of June 30, 2010	253,759,664	750,540	2,019	225,978	112,390	269	1,200,810	(34,075)	57	2,257,988	206,338	2,464,326

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows (unaudited)
For the three and six-month periods ended June 30, 2010 and 2009

	For the three-month periods ended June 30,		For the six-month periods ended June 30
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	249,680	195,864	471,846	341,380
Royalties received	14,290	13,698	31,962	22,780
Value Added Tax (IGV) recovered	316	5,438	2,617	11,905
Interest received	1,017	1,125	2,065	3,112
Dividends received	-	100,395	-	100,395
Payments to suppliers and third parties	(131,707)	(94,940)	(236,396)	(174,751)
Payments to employees	(14,477)	(20,686)	(55,882)	(54,781)
Payments of royalties	(17,943)	(9,452)	(29,283)	(17,487)
Income tax paid	(10,422)	(5,521)	(28,418)	(12,727)
Payments of interest	(363)	(2,731)	(2,841)	(6,697)
Net cash and cash equivalents provided by operating activities	90,391	183,190	155,670	213,129
Investment activities
Proceeds from sale of plant and equipment	53	98	654	278
Additions to mining concessions and property, plant and equipment	(55,360)	(10,336)	(109,812)	(28,559)
(Increase) decrease in time deposits	(34,774)	23,443	(53,704)	19,916
Disbursements for development activities	(7,933)	(4,532)	(10,391)	(15,684)
Payments for purchase of investment shares	(1,963)	(5,518)	(7,265)	(40,432)
Decrease (increase) in other accounts receivable from affiliates, net	(893)	3,572	(1,836)	911
Net cash and cash equivalents provided by (used in) investment activities	(100,870)	6,727	(182,354)	(63,570)
Financing activities
Increase in financial obligations	11,449	-	23,055	-
Payments of financial obligations	(9,888)	(24,548)	(225,104)	(49,093)
Dividends paid	(82,690)	(5,513)	(82,690)	(5,513)
Dividends paid to minority shareholders	(7,752)	(19,892)	(12,592)	(19,892)
Net cash and cash equivalents used in financing activities	(88,881)	(49,953)	(297,331)	(74,498)
Increase (decrease) in cash and cash equivalents for the period, net	(99,360)	139,964	(324,015)	75,061
Cash and cash equivalents at beginning of period, note 4	489,799	467,124	714,454	532,027
Cash and cash equivalents at the period’s close, note 4	390,439	607,088	390,439	607,088

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Consolidated Statement of Cash Flows (unaudited) (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to Buenaventura	110,884	134,387	266,065	234,677
Plus (less)
Depreciation and amortization	16,952	17,532	33,511	35,479
Provision for long-term officers´ compensation	16,675	2,058	17,098	8,481
Net income attributable to minority interest	7,869	13,089	16,933	22,336
Deferred income tax and workers´ profit sharing benefit	2,597	535	6,111	14,111
Provision for estimated fair value of embedded derivatives	854	(5,320)	4,980	(8,322)
Loss (gain) from currency exchange difference, net	(60)	(1,724)	694	(1,194)
Net cost of plant and equipment retired and sold	24	95	394	223
Allowance for doubtful trade accounts receivable	-	8,080	-	9,066
Share in affiliates, net of dividends received in cash	(86,192)	2,062	(198,102)	(77,845)
Adjustment to present value of the mining-units closure provision	1,349	1,539	(722)	2,852
Reversal for slow moving and obsolescence supplies	(365)	(295)	(470)	(615)
Other	(108)	712	(38)	532
Net changes in operating asset and liability accounts
Decrease (increase) in operating assets -
Trade accounts receivable, net	35,854	1,560	65,436	(6,149)
Other accounts receivable, net	(3,809)	(19,615)	1,825	(20,582)
Accounts receivable from affiliates	933	(862)	4,478	(5,646)
Inventory, net	(11,427)	2,944	(19,099)	(895)
Prepaid taxes and expenses	(10,774)	7,216	(15,393)	9,243
Increase (decrease) in operating liabilities –
Trade accounts payable	7,669	4,417	21,221	4,750
Income tax payable	1,096	(1,129)	(13,313)	(34)
Other liabilities	370	15,909	(35,939)	(7,339)
Net cash and cash equivalents provided by operating activities	90,391	183,190	155,670	213,129

Transactions that did not affect cash flows:
Dividends declared by affiliate, note 11(a)	77,033	-	77,033	-

The accompanying notes are an integral part of this consolidated statement.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of June 30, 2010 and 2009

1.	Identification and business activity
(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, and in Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila and Paula mining units.  The Company also holds interests in a number of other mining companies including Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) and Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”).  The Company also owns an electric power distribution company, an electric power generation company and a mining engineering services company.  See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of June 30, 2010 were approved by Management on July 21, 2010 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in July 30, 2010. The consolidated financial statements as of December 31, 2009 were approved by the Shareholders’ Meeting held on March 26, 2010.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership Percentage as of
	June 30, 2010		December 31, 2009
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (*) (e)	4.25	39.17	4.25	39.17
Inversiones Colquijirca S.A. (**)	81.30	-	81.30	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (g)	53.06	-	53.06	-

Electric power activity
Consorcio Energético de Huancavelica S.A. (f)	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	100.00	-	100.00	-

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

(*)	As of June 30, 2010 and December 31, 2009, Buenaventura´s participation in El Brocal common shares with voting rights was 46.02 percent.

(**)
Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal, through which Buenaventura held an indirect participation of 39.17 percent in El Brocal as of June 30, 2010 and December 31, 2009.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(e)	Project for the expansion of El Brocal operations –
On August 15, 2008, the El Brocal Board of Directors approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  The project involves setting up the open pit, expanding the level of operations, modernizing the Huaraucaca concentrator plant and adapting those services required to support the new production capacity. This project will allow processing ore with a lower lead–zinc grade from the La Llave zone and copper from Marcapunta Norte.  As of this date El Brocal is performing testing in order to complete the optimization stage in its crushing plant, which will be put into operation the new production capacity (2,490 DMT per day) for the third quarter of 2010.

As of June 30, 2010 and December 31, 2009, El Brocal had executed the following works related to the project to expand operations the cost of which, based on the project economic feasibility study carried out by Management, have been capitalized:

	2010	2009
	US$(000)	US$(000)

Mine development costs:
Expansion of Tajo Norte – Marcapunta Norte	16,071	15,801

Mining concessions and property, plant and equipment, net:
Expansion of refining plant capacity to 18,000 MTD	68,848	47,605
Expansion of power grid	5,602	1,510
Optimization of crushing plant and conveyor belt	3,249	2,741
Feasibility study	2,233	2,082
Construction of Huachuacaja tailings area	2,111	1,389
Other minor activities	2,692	2,030
	84,735	57,357

	100,806	73,158

(f)	Construction of hydroelectric power station –
In November 2009 the Consorcio Energetico de Huancavelica S.A. Board of Directors approved construction of the 90.6-MW capacity Huanza hydroelectric power station, located in the Santa Eulalia river valley, with an investment of US$147,000,000. Execution began in March 2010; its construction is expected to take thirty-three months. This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources. As of June 30, 2010, the investment in this project amounted to US$31,132,000.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(g)	La Zanja project to begin operations –
La Zanja project is located in the province of Santa Cruz, district of Pulan in the Cajamarca region. It has reserves of 796,000 ounces of gold. Mining will be open-cut, then leaching the ore in piles at a rate of 20,000 MT/day.  The investment is estimated at US$65,000,000, and is expected to produce more than 90,000 ounces of gold per year for five years. As of June 30, 2010, the shareholders’ contribution corresponding to this investment amounted to US$93,915,000, of which the Company’s share amounted to 53.06 percent.

Its Environmental Impact Study was approved on April 24, 2009; its construction authorization was issued by the General Mining Board (DGM) on July 13, 2009 and its mining plan was approved by the DGM on September 15, 2009. Based on the progress made in the project’s construction to date, the Company’s management projects the beginning of its mining operations in the second half of 2010.

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three and six-month periods ended June 30, 2010 and 2009 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2009.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three and six-month periods ended June 30, 2010 and 2009.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

4.	Cash and cash equivalents
(a)	The table below presents the components of this caption:

	As of June 30, 2010	As of December 31, 2009
	US$(000)	US$(000)

Cash	570	555
Bank accounts	51,124	50,274
Time deposits (b)	338,745	663,625
Cash balances included in the consolidated statement of cash flows	390,439	714,454
Time deposits with original maturity greater than 90 days (c)	53,704	-

	444,143	714,454

(b)	The table below presents the components of time deposits as of June 30, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 90 days	From 0.27 to 1.15	336,650
Nuevos Soles	From 29 to 82 days	From 1.35 to 1.85	2,095

			338,745

The table below presents the components of time deposits as of December 31, 2009:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 5 to 90 days	From 0.30 to 1.00	651,000
Nuevos Soles	From 25 to 75 days	From 1.05 to 1.35	12,625

			663,625

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	As of June 30, 2010, corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 91 to 93 days	From 0.70 to 1.15	41,500
Nuevos Soles	From 91 to 112 days	From 1.28 to 1.32	12,204

			53,704

5.	Investments held under the equity method
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
	%	%	%	US$(000)

Investments held under the equity method -
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	880,354	746,128
Payment in excess of the share in fair value of assets and liabilities, net			15,498	16,248
			895,852	762,376
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.26	19.26	273,756	278,489
Payment in excess of the share in fair value of assets and liabilities, net			83,863	84,694
			357,619	363,183
Canteras del Hallazgo	49.00	49.00	635	3
Available-for-sale investments -
Other			540	605

			1,254,646	1,126,167

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in affiliates:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	62,673	68,446	133,269	128,295
Sociedad Minera Cerro Verde S.A.A.	25,930	29,887	71,470	49,945
Canteras del Hallazgo S.A.C	(2,411)	-	(6,637)	-
	86,192	98,333	198,102	178,240

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three and six-month periods ended June 30, 2010 and 2009.

Increase in investments in affiliates balance -
Investment in affiliates’ balance increased by US$128,479,000 compared to the balance as of December 31, 2009; which was originated by the share in Yanacocha and Cerro Verde.

Increase in share in affiliates -
The share in affiliates during the six-month period ended June 30, 2010 shows an increase of US$19,862,000 compared to same period of 2009, due mainly to the net effect of:

-
An increase of US$4,974,000 in the share in Minera Yanacocha S.R.L. (hereinafter “Yanacocha”), as a consequence of the US$11,128,000 increase in the net income reported in the first semester of 2010 compared with the first semester of 2009. The higher income from Yanacocha is due to an increase in the average gold price (US$1,152.00 per ounce of gold during the six-month period ended in June 30, 2010 compared with US$915.00 per ounce of gold in the same period of 2009) offset by the effect of the lower volume of gold sold during the six-month period ended in June 30, 2010 compared to the same  period of 2009 (770,974 ounces of gold during the first semester of 2010 compared to 1,003,585 ounces of gold during the first semester of 2009).

-
An increase of US$21,525,000 in the share in Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”) as a consequence of the US$109,653,000 increase in net income reported in the first semester of 2010 compared with the first semester of 2009. The higher income from Cerro Verde is due to the net effect of an increase in the average copper price (average price of US$3.23 during the six-month period ended in June 30, 2010 compared with an average price of US$1.84 for the same period in 2009), partially offset by a lower volume of copper sold (305,834,000 pounds of copper in the first semester of 2010 compared to 342,740,000 pounds of copper in the first semester of 2009, due to the lower average head grade and recoverability factor of the ore treated).

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

-
A net decrease of US$6,637,000 in the share in Canteras del Hallazgo S.A.C., which began exploration activities in 2010 and maintains an investment amounted to US$635,000 as of June 30, 2010 (US$3,000 as of December 31, 2009).

Summary of financial information based on the Yanacocha and Cerro Verde financial statements -
The table below presents the principal amounts in the Yanacocha and Cerro Verde financial statements, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,692,532	2,466,500	2,363,855	1,913,164
Total liabilities	674,118	755,398	942,335	467,070
Shareholders’ equity	2,018,414	1,711,102	1,421,520	1,446,094

	Yanacocha		Cerro Verde
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	884,889	915,509	909,796	728,596
Operating income	450,072	437,008	595,631	417,838
Net income	306,837	295,709	375,426	265,773

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Financials obligations
(a)	The table below presents the detail of long-term debt as of June 30, 2010 and December 31, 2009:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2010	2009
	US$(000)					US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú - Leasing	119,000	10 years	Joint surety	Three-month LIBOR plus 4.00% (4.54% as of June 30, 2010)	Quarterly maturities to 7 years from capitalization	23,920	865

Compañía de Minas Buenaventura S.A.A.
Banco de Crédito del Perú - Working capital loan	75,000	4 years	Secured interest of US$13,748,000 on machinery and equipment	Three-month LIBOR plus 0.85% (1.102% as of March 31, 2010)	Quarterly maturities of US$9,375,000 from September 2008 to June 2010	-	18,750
Banco de Crédito del Perú – Syndicated Loan Agreement (b)	450,000	5 years	None	2.56% as of December 31, 2009	Quarterly maturities of US$14,667,000 from August 2008 to May 2013. Prepaids may be made in each quarterly due date	-	205,333

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental - Working capital loan	9,000	4 years	None	Three-month LIBOR plus 1.25% (1.79% as of June 30, 2010)	Quarterly maturities of US$500,000 from March 2009 to June 2012	4,000	5,000
Other						38	59
						27,958	230,007

Non-current portion						(25,932)	(150,555)

Current portion						2,026	79,452

(b)	On March 1, 2010 the Company, as allowed by the terms of the syndicated loan agreement, paid the whole of the financial obligation as of that date.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net
(a)	Dividends declared and paid –

The detail of dividends declared and paid for the six-month period ended June 30, 2010 and 2009 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

2010 Dividends
Mandatory annual shareholders’ meeting	March 26, 2010	82,690,000	0.30
Less – Dividends granted to Subsidiary		(6,358,000)

		76,332,000

2009 Dividends
Mandatory annual shareholders’ meeting	March 27, 2009	5,513,000	0.02
Less – Dividends granted to Subsidiary		(424,000)

		5,089,000

(b)	As of June 30, 2010 and 2009, the dividends due to minority shareholders broke down as follows:

	2010	2009
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	15,386	11,524
S.M.R.L. Chaupiloma Dos de Cajamarca	8,920	6,177
Inversiones Colquijirca S.A.	3,688	2,191

	27,994	19,892

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Assets and liabilities for deferred income tax and workers´ profit sharing
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of June 30, 2010	As of December 31, 2009
	US$(000)	US$(000)

Deferred asset
Tax–loss carryforward	182,295	191,672
Stock appreciation rights provision	15,649	14,612
Difference in depreciation and amortization rates	19,469	16,581
Provision for closure of mining units, net	16,518	17,538
Effect of translation into U.S. dollars	6,709	5,920
Impairment of property, plant, machinery and equipment, and development costs	5,776	5,776
Environmental liability for Santa Barbara mining unit	1,773	1,773
Other	7,668	9,136
	255,857	263,008
Less – allowance for uncertainty as to the deferred asset’s recoverability	(2,846)	(3,566)
	253,011	259,442
Deferred asset included in retained earnings
Derivative financial instruments	-	2,435

Deferred asset, net	253,011	261,877

Deferred liability included in results
Differences in amortization rates for development costs	(18,683)	(15,905)
Embedded derivative from sale of concentrates	378	(1,722)
Other	637	(531)
	(17,668)	(18,158)

Less – Deferred liability included in retained earnings
Derivative financial instruments	(1,303)	-

Deferred liability net	(18,971)	(18,158)

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)
The current and deferred portions of the income (expense) for income tax and workers’ sharing benefit included in the consolidated statements of income for the three and six-month periods ended June 30, 2010 and 2009 are made up as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Workers’ profit sharing
Current	(3,210)	(3,407)	(5,625)	(5,431)
Deferred	(582)	(140)	(1,373)	(3,192)
	(3,792)	(3,547)	(6,998)	(8,623)
Income tax
Current	(15,784)	(16,649)	(28,736)	(28,187)
Deferred	(2,015)	(395)	(4,738)	(10,919)
	(17,799)	(17,044)	(33,474)	(39,106)

9.	Net sales
The table below presents the net sales for the three and six-month periods ended June 30, 2010 and 2009:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2010	2009	Variation	2010	2009	Variation
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Net sales by product
Gold	128,521	103,662	24,859	237,938	187,199	50,739
Silver	51,591	55,182	(3,591)	98,167	103,625	(5,458)
Lead	10,864	11,110	(246)	22,144	19,944	2,200
Zinc	20,458	24,733	(4,275)	46,401	41,898	4,503
Copper	19,555	9,525	10,030	34,898	15,268	19,630
	230,989	204,212	26,777	439,548	367,934	71,614

Penalties	(24,965)	(22,260)	(2,705)	(45,710)	(41,889)	(3,821)
Final liquidations for previous year	(1,400)	1,011	(2,411)	(2,986)	3,224	(6,210)
	204,624	182,963	21,661	390,852	329,269	61,583
Embedded derivative from sale of concentrates	(1,376)	5,894	(7,270)	(5,502)	8,896	(14,398)
Hedging operations	2,587	6,617	(4,030)	4,205	16,554	(12,349)
	205,835	195,474	10,361	389,555	354,719	34,836
Net sales by services, electric power and other	6,193	2,633	3,560	10,082	6,493	3,589
	212,028	198,107	13,921	399,637	361,212	38,425

The principal variations during the six-month period ended June 30, 2010 compared with the same period of 2009, are explained below:

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(i)
Increase of US$50,739,000 in gold sales resulting from the effect of a higher volume sold (1.46 percent increase) and a higher gold price (26.86 percent increase).  The increased volume sold is due to more ounces produced in the Orcopampa mining unit.  See note 13.

(ii)
Decrease of US$5,458,000 in silver sales resulting from the effect of a lower volume sold (29.57 percent decrease), increased by a higher silver price (31.63 percent increase).  The decrease in volume sold is due mostly to fewer ounces produced in the Uchucchacua and Colquijirca mining units during the first semester ended June 30, 2010 as a result of the lower average head grade treated. See note 13.

(iii)
Increase of US$2,200,000 in lead sales as a result of the effect of a lower volume sold (26.80 percent decrease), increased by a higher lead price (46.63 percent increase).  The decrease in volume sold is due mostly to fewer ounces produced in the Uchucchacua mining unit during the first semester ended June 30, 2010 as a result of the lower quantity and average head grade treated.  See note 13.

(iv)
Increase of US$4,503,000 in zinc sales for as a result of the effect of a higher zinc price (59.60 percent increase) decreased by a lower volume sold (31.49 percent decrease).  The decrease in volume sold is due mostly to the lower average head grade treated during the first semester ended June 30, 2010 in the Colquijirca mining unit.  See note 13.

(v)	Decrease of US$14,398,000 in income from the combined effects of changes in the average price in closing commercial liquidations carried out.

(vi)	Decrease of US$12,349,000 in income due to metal-price hedging transactions resulting for the lesser difference between the prices fixed for hedging and the market prices.

10.	Overhead expense
This “Overhead expense” caption increased by 48.78 percent from an expense of US$19,055,000 for the second quarter ended June 30, 2009 to an expense of US$28,350,000 for the same period of 2010.  This variation is due mainly for the net effect of: i) an increase of US$2,058,000 in the provision for long term officers´ compensation for the second quarter ended June 30, 2009 compared with US$16,675,000 in the same period in 2010 and ii) a decrease in the provision for doubtful trade accounts receivable of US$8,080,000 which had been recorded only in the second quarter of 2009.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Related-party transactions
(a)	As a result of the transactions indicated in paragraph (b), the Company had the following accounts receivable from related parties:

	As of June, 30 2010	As of December 31, 2009
	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A. (*)	77,033	-
Minera Yanacocha S.R.L.	17,316	21,794
Other	1,908	72
	96,257	21,866
Less - Noncurrent portion	(1,676)	-

	94,581	21,866

(*)Sociedad Minera Cerro Verde S.A.A. disbursed the declared dividends on July 19, 2010.

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
This company is the owner of the mining claims operated by Yanacocha, in consideration for which it receives royalties of three percent of the sales made by Yanacocha.  During the three and six-month periods ended June 30, 2010, these royalties amounted to US$13,357,000 and US$27,484,000, respectively (US$14,560,000 and US$28,426,000 during the three and six-month periods ended June 30, 2009, respectively) and are presented in the “Royalty income” caption in the consolidated statement of income.

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The income related to these services during the three and six-month period ended June 30, 2010 amounted to US$378,000 and US$863,000, respectively (US$27,500 and US$34,000 during the three and six-month periods ended June 30, 2009).  These amounts are presented in the “Net sales” caption in the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

Consorcio Energetico de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua entered into a contract with Yanacocha for providing electrical energy transmission and works operation services for a term of ten years, for which an annual compensation of US$3.7 million was set. The income related to this service during the three and six-month periods ended June 30, 2010 and 2009 amounted to US$1,197,000 and US$2,394,000 respectively, and is presented in the “Net sales” caption in the consolidated statement of income.

Terms and transaction with related parties
Transactions with related parties are made at normal market prices.  Outstanding balances at year-end are unsecured, interest free and settled in cash.  There have been no guarantees provided or received for any related-party receivables.  As of June 30, 2010, the Company has not recorded any impairment as to receivables involving amounts owed by related parties, according to the assessment undertaken by Management of the financial position of the related parties and the markets in which the related parties operate.

12.	Hedging derivative financial instruments
The cash-hedging operations held by El Brocal as of June 30, 2010 were:

Metal	Monthly average volume FMT	Total volume FMT	Fixed average price per FMT	Period	Fair value asset (liability)
			US$		US$(000)
Zero cost collar – option contracts
Copper	125	625	5,500 – 7,063	August 2010 - December 2010	(115)
Copper	150	1,800	5,500 – 7,063	January 2011 - December 2011	(538)
Copper	125	625	6,000 – 7,050	August 2010 - December 2010	(23)
Copper	150	1,800	6,000 – 7,050	January 2011 - December 2011	(173)
Copper	125	625	5,500 – 7,063	August 2010 - December 2010	10
Copper	150	1,800	5,500 – 7,063	January 2011 - December 2011	(57)
Fair value of zero cost options					(896)
Asian swap contracts
Zinc	425	2,125	2,481	August 2010 - December 2010	1,414
Lead	625	3,125	2,568	August 2010 - December 2010	2,490
Lead	300	1,800	2,145	January 2011 - June2011	653
Fair value of asian swaps contracts					4,557
Total fair value of hedging instruments					3,661

Less – noncurrent portion					(422)
Current portion					4,083

As of December 31, 2009, the fair value of derivative hedging instruments was US$6,843,000, which is presented in the “Hedging derivative financial instruments” caption of the consolidated balance sheet (US$1,468,000 and US$5,375,000 current and noncurrent portion, respectively).

Translation of consolidated financial statements originally issued in Spanish - see Note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Statistical data
The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the three and six-month periods ended June 30, 2010 and 2009 are as follows:

(a)	Volumes sold (metallic content):

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2010	2009	2010	2009

Gold	105,112 OZ	109,408 OZ	203,248 OZ	200,333 OZ
Silver	2,833,313 OZ	4,199,281 OZ	5,541,847 OZ	7,868,387 OZ
Lead	5,808 MT	8,040 MT	10,963 MT	14,977 MT
Zinc	9,977 MT	16,488 MT	21,336 MT	31,141 MT
Copper	2,769 MT	1,972 MT	4,813 MT	3,551 MT

(b)	Average sale prices:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2010	2009	2010	2009
	US$	US$	US$	US$

Gold	1,214.24 /OZ	926.68 /OZ	1,167.86 /OZ	920.56 /OZ
Silver	18.34 /OZ	13.93 /OZ	17.73 /OZ	13.47 /OZ
Lead	1,865.45 /OZ	1,531.40 /MT	2,016.30 /MT	1,375.05 /MT
Zinc	2,029.07 /OZ	1,493.42 /MT	2,137.36 /MT	1,339.21 /MT
Copper	6,730.23 /OZ	4,827.53 /MT	7,032.78 /MT	4,289.55 /MT

14.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting principles generally accepted in Peru.  Certain accounting practices applied by the Company that comprise generally accepted accounting principles in Peru may differ in certain respects from generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 23, 2010